FORM 51-102F3

MATERIAL CHANGE REPORT

NATIONAL INSTRUMENT 51-102

ITEM 1 Name and Address of Company

Hudbay Minerals Inc. ("Hudbay")

25 York Street, Suite 800

Toronto, Ontario M5J 2V5

ITEM 2 Date of Material Change

October 21, 2026

ITEM 3 News Release

On October 21, 2026, a news release was issued by Hudbay through Globe Newswire and filed on the System for Electronic Data Analysis and Retrieval + ("SEDAR+") and the Electronic Data Gathering, Analysis, and Retrieval system ("EDGAR") under the profile of Hudbay at www.sedarplus.ca and www.sec.gov, respectively.

ITEM 4 Summary of Material Change

On October 21, 2026, Hudbay and its joint venture partner Mitsubishi Corporation ("Mitsubishi") announced the final investment decision to proceed with the construction and development of the Copper World project ("Copper World"). Copper World is 70%-owned by Hudbay and 30%-owned by Mitsubishi and is located approximately 50 kilometres (31 miles) south of Tucson, Arizona. First production at Copper World is targeted for the second half of 2029.

ITEM 5.1 Full Description of Material Change

On October 21, 2026, Hudbay and Mitsubishi announced the final investment decision to proceed with the construction and development of Copper World. Copper World is 70%-owned by Hudbay and 30%-owned by Mitsubishi pursuant to a joint venture agreement entered into in January 2026. Copper World is located approximately 50 kilometres (31 miles) south of Tucson, Arizona. First production at Copper World is targeted for the second half of 2029.

The base case for Copper World contemplates a 15-year mine life utilizing mineral reserves and requires only state and local permits. The extension case for Copper World contemplates a 37-year mine life utilizing only measured and indicated mineral resources and expands mining activities onto federal lands in year 10, subject to obtaining federal permits.

As part of the final investment decision made by Hudbay and Mitsubishi, the parties approved initial growth capital expenditures of approximately $2,070 million (net of equipment financing), in 2026 dollars and on a 100% basis. Copper World has a balanced project funding plan with initial capital expected to be funded by (a) Mitsubishi's $600 million initial joint venture equity investment and (b) Wheaton Precious Metals Corp.'s $230 million deposit for the existing precious metals stream, followed by (c) approximately $650 million in anticipated project-level debt financing. The balance of funding for the initial growth capital expenditures is expected to come from Hudbay and Mitsubishi's pro-rata equity capital contributions pursuant to the terms of the joint venture, and is not expected to be required until 2028. Hudbay expects to fund its share of capital contributions from its existing cash balance and liquidity, as well as projected free cash flow from its other operations during Copper World's project development.

All dollar amounts referenced herein are in U.S. dollars, unless otherwise noted.

ITEM 5.2 Disclosure for Restructuring Transactions

Not applicable.

ITEM 6 Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

ITEM 7 Omitted Information

None.

ITEM 8 Executive Officer

For further information, please contact:

Candace Brûle

Senior Vice President, Capital Markets and Corporate Affairs

(416) 362-8181
investor.relations@hudbayminerals.com

ITEM 9 Date of Report

October 30, 2026

Forward-Looking Information

This material change report contains certain "forward-looking statements" and certain "forward-looking information" as defined under applicable Canadian and U.S. securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as "may", "will", "should", "expect", "intend", "estimate", "anticipate", "believe", "continue", "plans" or similar terminology. The forward-looking information contained herein is provided for the purpose of assisting readers in understanding management's current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes.

Forward-looking statements relate to future events or future performance and reflect Hudbay's expectations or beliefs regarding future events. Forward-looking statements in this material change report include, but are not limited to: statements with respect to the planned development and construction of Copper World; mine life and production rates for Copper World; the estimated timing and milestones associated with Copper World; the ability to receive funding from external parties on the timelines expected; estimates of capital requirements; plans with respect to anticipated project-level debt financing; and anticipated capital expenditures and the timing thereof. By their very nature, forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

Forward-looking information is based on management of Hudbay's reasonable assumptions, estimates, expectations, analyses and opinions, which are based on such management's experience and perception of trends, current conditions and expected developments, and other factors that management believes are relevant and reasonable in the circumstances, but which may prove to be incorrect. The risks, uncertainties, contingencies and other factors that may cause actual results to differ materially from those expressed or implied by the forward-looking information may include, but are not limited to: risks generally associated with the mining industry and the current geopolitical environment, including future commodity prices, currency and interest rate fluctuations, water availability, energy and consumable prices, supply chain constraints and general cost escalation in the current inflationary environment; risks related to Copper World, including the risk of capital cost escalation; project delivery risks, joint venture risks and financing risks, including the availability and terms of anticipated project-level debt financing; fluctuations in general macroeconomic conditions; ongoing and potential litigation processes and other legal challenges that could affect Copper World (including in respect of any future authorizations or agreements that may be required); risks related to acquiring additional small parcels of land within Copper World's property boundary; risks related to political or social instability and changes in government and government policy; risks in respect of community relations, change in legislation, taxation, controls, regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards); discrepancies between actual and estimated metallurgical recoveries; the presence of laws and regulations that may impose restrictions on mining; employee relations; and the risks that are described under the heading "Risk Factors" in Hudbay's most recent annual information form and under the heading "Financial Risk Management" in Hudbay's most recent annual management's discussion and analysis, copies of which are available under the profile of Hudbay on SEDAR+ and EDGAR at www.sedarplus.ca and www.sec.gov, respectively.

Hudbay does not undertake any obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents management's best judgment based on the information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.